UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Banro Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

066800806
(CUSIP Number)

Robert Lanava, Chief Compliance Officer Gramercy Funds Management LLC 20 Dayton Avenue Greenwich, CT 06830 Tel: +1 (203) 552-1902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP No.	066800806

1.	NAME OF REPORTING PERSONS
Gramercy Funds Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

33,895,959[1]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,895,959[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

33,895,959[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%[1]

14.	TYPE OF REPORTING PERSON

IA, OO

__________

[1] As of the date hereof, Gramercy Funds Management LLC (“Gramercy”) has beneficial ownership of 333,959,680 common shares of the Issuer (the "Common Shares") and 18,300,000 warrants of the issuer (the "Warrants"). The Warrants may be exchanged for Common Shares on a 1 to 1 basis. Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800806

1.	NAME OF REPORTING PERSONS
Gramercy Distressed Opportunity Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,584,063[2]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,895,959[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

14,584,063[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%[2]

14.	TYPE OF REPORTING PERSON

PN

__________

[2] As of the date hereof, Gramercy Distressed Opportunity Fund II, L.P. (“GDOF2”) has beneficial ownership of 144,535,798 common shares of the Issuer (the "Common Shares") and 8,619,844 warrants of the issuer (the "Warrants"). The Warrants may be exchanged for Common Shares on a 1 to 1 basis. Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800806

1.	NAME OF REPORTING PERSONS

Robert Koenigsberger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

33,895,959[3]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,895,959[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

33,895,959[4]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%[4]

14.	TYPE OF REPORTING PERSON

IN, HC

__________

[3] As of the date hereof, Mr. Koenigsberger, as a Partner and the Chief Investment Officer of Gramercy, has beneficial ownership of 333,959,680 common shares of the Issuer (the "Common Shares") and 18,300,000 warrants of the issuer (the "Warrants"). The Warrants may be exchanged for Common Shares on a 1 to 1 basis. Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800806

This Schedule 13D is Amendment No. 2 with respect to (i) Gramercy Funds Management LLC, and (ii) Robert Koenigsberger.

This Schedule 13D is Amendment No. 1 with respect to (i) Gramercy Distressed Opportunity Fund II, L.P., and (ii) Roehampton Partners LLC.

Item 1.	Security and Issuer.

The name of the issuer is Banro Corporation, a corporation organized in Canada (the "Issuer"). The address of the Issuer's principal executive offices is 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. This Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are (i) Gramercy Funds Management LLC, a Delaware limited liability company (“Gramercy”), (ii) Gramercy Distressed Opportunity Fund II, L.P., a Cayman Islands exempted limited partnership (“GDOF2”), (iii) Roehampton Partners LLC, a Delaware limited liability company (“Roehampton”), and (iv) Robert Koenigsberger, a citizen of the United States of America (“Mr. Koenigsberger”, and collectively with Gramercy, GDOF2 and Roehampton, the “Reporting Persons”).

(b)	The principal business address for Gramercy, Mr. Koenigsberger, GDOF2 and Roehampton is 20 Dayton Avenue, Greenwich, Connecticut, 06830, U.S.A.

(c)

Mr. Koenigsberger is a Partner and the Chief Investment Officer of Gramercy, an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that serves as general partner and/or investment manager to private investment vehicles and managed accounts. In this regard, Gramercy serves as the general partner of GDOF2 and the managing member of Roehampton.

GDOF2 and Roehampton are principally engaged in the business of investing their respective assets in equity and/or debt financial instruments.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by Gramercy came from working capital of GDOF2, Roehampton and certain other investment advisory clients of Gramercy. The net investment costs (including commissions, if any) of the Shares beneficially owned by Gramercy is approximately $31,910,706.67. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares directly owned by GDOF2 came from its working capital. The net investment costs (including commissions, if any) of the Shares directly owned by GDOF2 is approximately $17,248,740.30. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares directly owned by Roehampton came from its working capital. The net investment costs (including commissions, if any) of the Shares directly owned by Roehampton is approximately $9,660,036.55. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares beneficially owned by Mr. Koenigsberger came from working capital of GDOF2, Roehampton and certain other investment advisory clients of Gramercy. The net investment costs (including commissions, if any) of the Shares beneficially owned by Mr. Koenigsberger is approximately $31,910,706.67. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

On December 22, 2017, the Issuer and Gramercy, on behalf of GDOF2, Roehampton and certain of its other investment advisory clients, entered into a support agreement (the “Support Agreement”) in connection with the Issuer’s proposed plan of arrangement under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”) to effect a comprehensive recapitalization transaction (the “Recapitalization Plan”). On December 22, 2017, the Issuer commenced restructuring proceedings under the CCAA and announced its intention to conduct a CCAA court-approved sales and investment solicitation process (the “SISP”). The Recapitalization Plan will be implemented by the end of March or mid-April 2018 in the event that the Issuer is unable to identify a superior transaction pursuant to the SISP, which is anticipated to commence on or around January 22, 2018. The Issuer issued: (i) a press release on December 22, 2017 (the “Press Release”) on the SEC’s website: and (ii) a material change report on December 28, 2017 (the “Material Change Report”) on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”); and (iii) an early warning report on December 28, 2017 (the “Early Warning Report”) on SEDAR, that, among other things, summarize the Recapitalization Plan.

The key features of the Recapitalization Plan pursuant to the Support Agreement include: (i) an exchange of certain parity lien debt of the Issuer, including the amounts owing under the US$197.5 million 10.00% secured notes due March 1, 2021, over which Gramercy has control or direction, the Issuer’s US$10 million dore loan, and the US$20 million gold forward sale agreement for production at the Issuer’s Namoya mine, under which Gramercy is a purchaser, for all of the equity of the restructured Issuer (subject to dilution on account of certain equity warrants to be issued); (ii) consensual amendment of priority lien debt and streaming obligations, certain of which are held by Gramercy, including deferrals or partial forgiveness of certain obligations owing thereunder; (iii) compromising certain unsecured claims of the Issuer for nominal consideration; and (iv) a cancellation of all existing equity of the Issuer and any and all equity-related claims. Subject to the terms and conditions of the Recapitalization Plan and the Support Agreement, upon implementation of the Recapitalization Plan, it is expected that Gramercy will have control or direction over approximately 40% of the issued and outstanding Shares (inclusive of its existing Share holdings), the final numbers of which will be determined upon and subject to completion of the Recapitalization Plan and warrants exercisable into an equity stake up to approximately 3.4% of the Issuer’s common equity subject to certain conditions as set out in the Support Agreement.

The Issuer and Gramercy, on behalf of GDOF2, Roehampton and certain of its other investment advisory clients, also agreed to continue to defer certain gold deliveries that would otherwise be due to Gramercy (collectively, the “Gold Forward Deferrals”) under gold purchase and sale agreements until June 30, 2019. In addition, the gold streaming agreements between the Issuer and Gramercy will be amended to modify the terms thereof (collectively, the “Gold Stream Forgiveness”) to increase the proceeds to the Issuer from gold delivered under the agreements from US$150 per ounce to the then prevailing gold price for the first 200,000 ounces of production delivered at each mine from January 1, 2018 in exchange for a maximum amount of 8% of the fully-diluted equity of the reorganized Issuer (depending on go-forward production levels and gold prices through the relevant period), effectively forgiving over an estimated US$42.5 million of obligatory deliveries through mid-2019, after which the proceeds to the Issuer from each delivery under the agreements will revert to US$150 per ounce. An additional amount of approximately US$8.9 million of stream deliveries previously deferred will be further deferred to late-2019. The Gold Forward Deferrals and Gold Stream Forgiveness will terminate if the CCAA proceedings terminate for any reason other than the implementation of the Recapitalization Plan.

The Issuer has also received a commitment from Gramercy, on behalf of GDOF2, Roehampton and certain of its other investment advisory clients, for up to US$20 million in interim financing to support the Issuer’s continued operations (the “DIP Facility”), which interim financing was approved by an order granted by the Ontario Superior Court of Justice in Canada (the “Court”) on December 22, 2017. Funding under the DIP Facility is subject to the satisfaction of a number of conditions precedent, including the receipt of approvals from the relevant subdivision of the Government of the People’s Republic of China, which is also a condition precedent to effectiveness of the Support Agreement. Subject to the satisfaction of these conditions precedent, the DIP Facility is expected to be available to the Issuer by the third week of January 2018 to provide liquidity to support the Issuer’s business during the CCAA proceedings.

Pursuant to the SISP process contemplated by the Support Agreement, if approved by the Court, interested parties will be given an opportunity to acquire the Issuer: (i) for cash proceeds equal to the outstanding amount of the DIP Facility, the priority debt, 75% of the affected parity lien debt of the Issuer, and cash consideration sufficient to repay all amounts due under the stream agreements or treatment of the stream agreements on the same terms as the Recapitalization Plan; or (ii) on other terms superior to the Recapitalization Plan.

The foregoing was a summary of the Recapitalization Plan, the Press Release, the Material Change Report, the Early Warning Report and certain material terms of the Support Agreement. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of the Press Release, the Material Change Report, the Early Warning Report and the Support Agreement, which have been filed as Exhibits B, C, D and E hereto, respectively, and are incorporated herein by reference..

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to the terms of the Support Agreement, market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, board of directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

	(a) - (d)	As of the date hereof, Gramercy may be deemed to be the beneficial owner of 33,895,959 Shares (including warrants of the Issuer), constituting 30.7% of the Shares, based upon 110,357,390 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by Gramercy. Gramercy has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 33,895,959 Shares. Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 33,895,959 Shares.

As of the date hereof, GDOF2 may be deemed to be the beneficial owner of 14,584,063 Shares (including warrants of the Issuer), constituting 13.3% of the Shares, based upon 109,987,874 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by GDOF2. GDOF2 has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 14,584,063 Shares. Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 14,584,063 Shares.

As of the date hereof, Roehampton may be deemed to be the beneficial owner of 9,795,615 Shares (including warrants of the Issuer), constituting 8.9% of the Shares, based upon 109,978,132 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by Roehampton. Roehampton has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,795,615 Shares. Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,795,615 Shares.

By virtue of Mr. Koenigsberger’s position as a Partner and the Chief Investment Officer of Gramercy, as of the date hereof, Mr. Koenigsberger may be deemed to be the beneficial owner of 33,895,959 Shares (including warrants of the Issuer), constituting 30.7% of the Shares, based upon 110,357,390 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by Mr. Koenigsberger. Mr. Koenigsberger has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 33,895,959 Shares. Mr. Koenigsberger has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 33,895,959 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Press Release (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC by the Issuer on December 22, 2017)

Exhibit C: Material Change Report (incorporated by reference to the Material Change Report filed by the Issuer in Canada on SEDAR on December 28, 2017)

Exhibit D: Early Warning Report (incorporated by reference to the Material Change Report filed by the Issuer in Canada on SEDAR on December 28, 2017)

Exhibit E: Form of Support Agreement (incorporated by reference to the Form of Support Agreement filed by the Issuer in Canada on SEDAR on December 28, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2018
(Date)

Gramercy Funds Management LLC*

By: /s/ Robert Koenigsberger

Name: Robert Koenigsberger Title: Partner & Chief Investment Officer

Gramercy Distressed Opportunity Fund II, L.P.* By: Gramercy Funds Management LLC, its general partner

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer

Roehampton Partners LLC* By: Gramercy Funds Management LLC, its managing member

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer
Robert Koenigsberger

/s/ Robert Koenigsberger

 ____________

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated January 2, 2018, relating to the Common Shares, no par value of Banro Corporation shall be filed on behalf of the undersigned.

January 2, 2018
(Date)

Gramercy Funds Management LLC

By: /s/ Robert Koenigsberger

Name: Robert Koenigsberger Title: Partner & Chief Investment Officer

Gramercy Distressed Opportunity Fund II, L.P. By: Gramercy Funds Management LLC, its general partner

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer

Roehampton Partners LLC By: Gramercy Funds Management LLC, its managing member

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer
Robert Koenigsberger

/s/ Robert Koenigsberger